REPUBLIC OF URUGUAY – ANNOUNCEMENT OF TENDER OFFER

Filed Pursuant to Rule 433

Registration No. 333-223463

FREE WRITING PROSPECTUS

FOR IMMEDIATE RELEASE

Wednesday, June 24, 2020

MONTEVIDEO, URUGUAY —

Tender Offer

The Republic of Uruguay (“Uruguay”) announced today the commencement of an offer to purchase for cash (the “Tender Offer”) bonds of each series of Global Bonds listed in the table below (collectively, the “Old Bonds” and each Old Bond, a “series” of Old Bonds) such that the aggregate Purchase Price to be paid for the Old Bonds tendered and accepted for purchase pursuant to the Tender Offer is equal to a maximum purchase amount for each series to be determined by Uruguay in its sole discretion (the “Maximum Purchase Amount”). The terms and conditions of the Tender Offer are set forth in the offer to purchase, dated Wednesday, June 24, 2020 (the “Offer to Purchase”).

The Tender Offer is not conditioned upon any minimum participation of any series of Old Bonds but is conditioned, among other things, on the pricing, but not the closing, of the issuance of Uruguay’s new Peso-denominated Global UI Bonds (the “New Bonds”) in an amount, with pricing and on terms and conditions acceptable to Uruguay in its sole discretion, with pricing terms expected to be announced at or around 4:00 p.m., New York time on Wednesday, June 24, 2020 (the “New Bonds Offering”).

The Tender Offer will commence at or around 8:00 a.m., New York time, on Wednesday, June 24, 2020 and, unless extended or earlier terminated, (i) expire at 12:00 noon, New York time, on Wednesday, June 24, 2020 for non-preferred tenders (the “Non-Preferred Tender Period”), and (ii) expire at 2:00 p.m., New York time, on Wednesday, June 24, 2020 for preferred tenders (the “Preferred Tender Period”). The settlement of the Tender Offer is scheduled to occur on Wednesday, July 1, 2020 (the “Tender Offer Settlement Date”). The purchase price to be paid per Ps. 1,000 nominal principal amount of each series of Old Bonds tendered and accepted pursuant to the Tender Offer will be equal to the fixed price indicated in the table below (the “Purchase Price”). Holders whose Old Bonds are accepted in the Tender Offer will also receive any accrued and unpaid interest from, and including, the last interest payment date for such Old Bonds up to, but excluding, the Tender Offer Settlement Date (the “Accrued Interest”). Accrued Interest for Preferred and Non-Preferred Tender Orders will be payable in cash.

Old Bonds	Outstanding Nominal Principal Amount as of Tuesday, June 23, 2020	ISIN	CUSIP/FIGI	Common Code	Nominal Purchase Price (per Ps. 1,000 Nominal Principal Amount)(1)
4.250% Global UI Bonds due 2027 (“2027 UI Bonds”)(2)	Ps. 12,135,000,000	US760942AU61	760942AU6	029507929	Ps. 1,040.00
4.375% Global UI Bonds due 2028 (“2028 UI Bonds”)(3)	Ps. 39,794,954,228	US917288BD36	917288BD3	071903796	Ps. 1,056.23
4.000% Global UI Bonds due 2030 (“2030 UI Bonds”)(4)	Ps. 14,650,498,361	USP80557AD64	BBG0000D6QK4	037546534	Ps. 1,033.00

(1)

The nominal principal amount of Old Bonds validly tendered and accepted will be adjusted by a factor (the “Adjustment UI Factor”) to reflect the increase of the UI Index from the issuance date of the Old Bonds to the Settlement Date, which is expected to be Wednesday, July 1, 2020. As of the expected Settlement Date, (i) the Adjustment UI Factor for the 2027 UI Bonds would be 2.84068044631425, which is the ratio of 4.6590, the value of the UI index at the Settlement Date, over 1.6401, the value of the UI index at the time of the issuance of the 2027 UI Bonds, (ii) the Adjustment UI Factor for the 2028 UI Bonds would be 2.01505125210847, which is the ratio of 4.6590, the value of the UI index at the Settlement Date, over 2.3121, the value of the UI index at the time of the issuance of the 2028 UI Bonds, and (iii) the Adjustment UI Factor for the 2030 UI Bonds would be 2.56934870126289, which is the ratio of 4.6590, the value of the UI index at the Settlement Date, over 1.8133, the value of the UI index at the time of the issuance of the 2030 UI Bonds. The Purchase Price of the Old Bonds shall be converted into U.S. dollars at an exchange rate of Ps. 42.816 to US$1.00, which represents the average, interbank exchange rate for the conversion of Uruguayan pesos into U.S. dollars as published by Banco Central and which is available on Bloomberg by typing “USDUYU CBUY <CRNCY> HP <GO>” as the bid-side rate for the period of twenty business days ending one business day prior to the date of the Offer Document.

(2)	The principal amount of the 2027 UI Bonds outstanding, as adjusted by the Adjustment UI Factor is Ps. 34,425,783,794 as of the date hereof.

(3)	The principal amount of the 2028 UI Bonds outstanding, as adjusted by the Adjustment UI Factor is Ps. 80,082,160,388 as of the date hereof.

(4)	The principal amount of the 2030 UI Bonds outstanding, as adjusted by the Adjustment UI Factor is Ps. 37,592,146,238 as of the date hereof.

During the Non-Preferred Tender Period or Preferred Tender Period, as applicable, a holder of Old Bonds may place orders to tender Old Bonds (“Tender Orders”) only through one of the Dealer Managers (as defined below). Holders will NOT be able to submit tenders through Euroclear Bank SA/NV (“Euroclear”), Clearstream Banking, société anonyme (“Clearstream”) or the Depository Trust Company (“DTC”) systems. If a holder does not have an account with a Dealer Manager, such holder may place a tender offer through any broker, dealer, commercial bank, trust company, other financial institution or other custodian that it customarily uses that has an account with a Dealer Manager. Your broker must contact one of the Dealer Managers to submit a Tender Order on your behalf.

HSBC Securities (USA) Inc., as the billing and delivering bank for the Tender Offer (in such capacity, the “Billing and Delivering Bank”), will consolidate all Tender Orders and, upon instruction of Uruguay, accept Old Bonds for purchase pursuant to the Tender Offer, subject to proration as described in the Offer to Purchase, at or around 8:00 a.m., New York time, on Thursday, June 25, 2020 or as soon as possible thereafter.

The Tender Offer is subject to Uruguay’s right, at its sole discretion and subject to applicable law, to instruct the Billing and Delivering Bank to extend, terminate, withdraw, or amend the Tender Offer at any time. Each of Uruguay and the Billing and Delivering Bank reserves the right, in the sole discretion of each of them, not to accept any Tender Orders for any reason. Tender Orders by a holder of Old Bonds must be in permitted tender amounts as set forth in the Offer to Purchase. Tender Orders that are not for Permitted Tender Amounts will not be accepted.

There is no letter of transmittal or guaranteed delivery procedure in connection with this Tender Offer. If you hold Old Bonds through DTC, they must be delivered to the Billing and Delivering Bank for settlement no later than 3:00 p.m., New York time, on the Tender Offer Settlement Date. If you hold Old Bonds through Euroclear or Clearstream, the latest process you can use to deliver your Old Bonds to the Billing and Delivering Bank is the overnight process, one day prior to the Tender Offer Settlement Date; you may not use the optional daylight process. Failure to deliver Old Bonds on time may result (i) in the cancellation of your tender and in you becoming liable for any damages resulting from that failure, (ii) in the case of Preferred Tenders (a) in the cancellation of any allocation of New Bonds in the New Bonds Offering in respect of your related Indication of Interest (as defined below) and/or (b) in the cancellation of your tender and in your remaining obligation to purchase your allocation of New Bonds in respect of your related indication of interest and/or (iii) in the delivery of a buy-in notice for the purchase of such Old Bonds, executed in accordance with customary brokerage practices for corporate fixed income securities. Any holder whose tender is cancelled will not receive the Purchase Price or Accrued Interest. Holders will not have withdrawal rights with respect to any tenders of Old Bonds in the Tender Offer. Old Bonds accepted for purchase will be settled on a delivery versus payment basis with the Billing and Delivering Bank on the Tender Offer Settlement Date in accordance with customary brokerage practices for corporate fixed income securities.

All Old Bonds that are tendered pursuant to Tender Orders placed through a Dealer Manager and accepted will be purchased by the Billing and Delivering Bank in such amounts as Uruguay shall determine and subject to the terms and conditions of the Offer to Purchase. Only the Billing and Delivering Bank will be liable for the payment of the Purchase Price and Accrued Interest for Old Bonds validly tendered and accepted as instructed by Uruguay. Uruguay will not be liable under any circumstances for any payment of the Purchase Price and Accrued Interest to the holders of Old Bonds tendered in the Tender Offer. The Billing and Delivering Bank shall not be liable for payments to any holder of Old Bonds validly tendered and accepted for purchase if such holder fails to deliver such Old Bonds on or prior to the settlement of the Tender Offer as described in the Offer to Purchase.

The Offer to Purchase may be downloaded from the Information Agent’s website at www.dfking.com/uruguay or obtained from the Information Agent, DF King & Co., Inc., 48 Wall Street, New York, NY 10005 (Banks and Brokers Call: Toll Free: (800) 290-6426, or All Others Call: (212) 269-5550) Attention: Andrew Beck, or from any of the Dealer Managers.

The Dealer Managers for the Tender Offer are:

Citigroup Global Markets Inc. 388 Greenwich Street New York, New York 10013 United States of America Attention: Liability Management Group Collect: +1 212 723 6106 Toll free: +1 800 558 3745	HSBC Securities (USA) Inc. 452 Fifth Avenue New York, New York 10018 United States of America Attention: Global Liability Management Group Collect: +1 212 525 5552 Toll free: +1 888 472 2456	Itau BBA USA Securities, Inc. 540 Madison Avenue, 24th Floor New York, New York 10022 United States of America Attention: Debt Capital Markets Collect: +1 212 710 6749 Toll free: +1 888 770 4828

Questions regarding the Tender Offer may be directed to the Dealer Managers at the above contact.

Uruguay has filed a registration statement (including prospectus supplement and the prospectus) with the SEC for the New Bonds Offering and the issuance of New Bonds. Before you invest, you should read the prospectus in the registration statement and other documents that Uruguay has filed with the SEC for more complete information about Uruguay and such offering. You may get these documents for free by visiting EDGAR on the SEC website at http://www.sec.gov.

The following additional information of Uruguay is available from the SEC website and also accompanies this free-writing prospectus:

https://www.sec.gov/Archives/edgar/data/102385/000119312520174873/0001193125-20-174873-index.htm

https://www.sec.gov/Archives/edgar/data/102385/000119312520139224/0001193125-20-139224-index.htm

https://www.sec.gov/Archives/edgar/data/102385/000119312518072100/d526658dsb.htm

Contact information:	DF King & Co., Inc. Attention: Andrew Beck 48 Wall Street New York, NY 10005 Toll Free: (800) 290-6426 All Others Call: (212) 269-5550 website: www.dfking.com/uruguay

Important Notice

This announcement is not an offer to purchase or a solicitation of an offer to sell the Old Bonds. The Tender Offer will be made only by and pursuant to the terms of the Offer to Purchase, as may be amended or supplemented from time to time.

The distribution of materials relating to the New Bonds Offering and the Tender Offer, and the transactions contemplated by the New Bonds Offering and Tender Offer, may be restricted by law in certain jurisdictions. Each of the New Bonds Offering and the Tender Offer is made only in those jurisdictions where it is legal to do so. The New Bonds Offering and the Tender Offer are void in all jurisdictions where they are prohibited. If materials relating to the New Bonds Offering or the Tender Offer come into your possession, you are required to inform yourself of and to observe all of these restrictions. The materials relating to the New Bonds Offering and the Tender Offer do not constitute, and may not be used in connection with, an offer or solicitation in any place where offers or solicitations are not permitted by law. If a jurisdiction requires that the New Bonds Offering or the Tender Offer be made by a licensed broker or dealer and a Dealer Manager or any affiliate of a Dealer Manager is a licensed broker or dealer in that jurisdiction, the New Bonds Offering or the Tender Offer, as the case may be, shall be deemed to be made by the Dealer Manager or such affiliate in that jurisdiction. Owners who may lawfully participate in the Tender Offer in accordance with the terms thereof are referred to as “holders.”

Stabilization/FCA

In relation to each Member State of the European Economic Area and the United Kingdom, this communication is only addressed to and directed at qualified investors in that Member State within the meaning of Regulation (EU) 2017/1129 (the “Prospectus Regulation”).

This announcement is not an invitation nor is it intended to be an inducement to engage in investment activity for the purpose of Section 21 of the Financial Services and Markets Act 2000 of the United Kingdom (the “FSMA”). This announcement is only being distributed to and is only directed: at (i) persons who are outside the United Kingdom or (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). Any New Bonds will only be available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such New Bonds will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this announcement or any of its contents.

*        *        *

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR AFTER THIS MESSAGE ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

3